Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-111861

PROSPECTUS SUPPLEMENT NO. 8
DATED NOVEMBER 10, 2004
TO
PROSPECTUS DATED FEBRUARY 25, 2004

FINISAR CORPORATION

$150,000,000
of
21/2% Convertible Subordinated Notes
due October 15, 2010
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

     This prospectus supplements the prospectus dated February 25, 2004 of Finisar Corporation relating to the public offering and sale by selling securityholders described below. This prospectus supplement contains information on ownership of principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The table and related footnotes on pages 51, 52 and 53 of the prospectus setting forth information concerning the selling securityholders are amended and updated by the addition of the following information:

	Principal Amount of		Number of Shares of
	Notes		Common Stock
Beneficially
	Owned and	Percentage of
	Offered	Notes	Beneficially		Owned After the
Selling Securityholder (1)	Hereby (1)	Outstanding	Owned(1)(2)	Offered Hereby	Offering
Standard Pacific Capital Offshore Fund, Ltd.(3)	2,825,000	1.9%	762,483	762,483	0

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us in the information regarding their notes.

(2)	Assumes a conversion price of $3.705 per share and a cash payment in lieu of any fractional share interest. However, this conversion price is subject to adjustment as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	This selling securityholder is a non-public entity. Standard Pacific Capital LLC acts as the investment manager for this selling securityholder with respect to the securities indicated above and as such has voting and dispositive power over the securities held by the selling securityholder. Andrew Midler is the portfolio manager of this selling securityholder on behalf of Standard Pacific Capital LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the selling securityholder except for their pecuniary interest herein.

     Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

The date of this prospectus supplement is November 10, 2004.